Exhibit 4.15

AMENDMENT NO. 1

GIVEN IMAGING LTD.
AMENDED AND RESTATED 2009 EQUITY INCENTIVE PLAN

WHEREAS, Given Imaging Ltd. (the “Company”) sponsors the Given Imaging Ltd. Amended and Restated 2009 Equity Incentive Plan (the “Plan”);

WHEREAS, the Company desires to amend the Plan.

NOW, THEREFORE, pursuant to the power reserved to it in Section 11.1 of the Plan, the Company hereby amends the Plan as follows:

1.           Section 2.9 of the Plan is hereby deleted and the following substituted therefor:

2.9           “Change of Control” shall mean, unless otherwise defined in an Award Agreement, the occurrence of an event described in paragraph (a) or (b), or (c) below:

(a)           The acquisition by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 30% of the then outstanding Shares; provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a change of control:

(i)           Any acquisition directly from the Company;

(ii)           Any acquisition by the Company or by any affiliate (as defined in Rule 405 under the Securities Act) of the Company as of July 2, 2009;

(iii)           Any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or

(iv)           Any acquisition by any corporation pursuant to a transaction which complies with clauses (i) and (ii) of subsection (b) below.

(b)           Consummation of a reorganization, merger or consolidation involving the Company or its Subsidiaries or a sale or other disposition of all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis (a “Business Combination”) unless, following such Business Combination:

(i)           All or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding Shares immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then outstanding voting securities entitled to vote generally in the election of directors of the Company or its successor (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the assets of the Company either directly or through one or more Subsidiaries); and

(ii)           No Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or its successor resulting from such Business Combination) beneficially owns, directly or indirectly, more than 30% of the then outstanding voting securities of the Company or corporation (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the assets of the Company either directly or through one or more Subsidiaries) except to the extent that such ownership existed prior to the Business Combination.

(c)           Notwithstanding paragraphs (a) or (b) above, with respect to Restricted Stock Units that constitute “non-qualified deferred compensation” within the contemplation of Section 409A of the Code and that are granted to Participants who are subject to U.S. income tax, a transaction described above shall constitute a “Change of Control” for purposes of the distribution or settlement of such Restricted Stock Units to the extent it also qualifies as a “change of control event” within the meaning of Section 409A of the Code.

Adopted: September 27, 2012